ATCO
GROUP

Corporate Office

Telephone: (403) 292-7909
Fax: (403) 292-7623
email: ingrid.dunn@atco.com



05011320

September 7, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated September 6, 2005, Sentgraf Enterprises Ltd. announces purchase of additional shares of ATCO Ltd.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited



Enclosure(s)

FILE NO. 82-34745



SENTGRAF ENTERPRISES LTD.
#1600, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6
Tel: (403) 292-7550 Fax: (403) 292-7507

September 6, 2005

SENTGRAF ENTERPRISES LTD. ANNOUNCES PURCHASE OF ADDITIONAL SHARES OF ATCO LTD.

CALGARY – Sentgraf Enterprises Ltd. ("Sentgraf") announces today that it beneficially purchased an additional 1,060,998 Class I Non-Voting Shares of ATCO Ltd. ("ATCO") through normal course purchases on the Toronto Stock Exchange since September 3, 1993. Such purchases represent an additional 2% of the outstanding Class I Non-Voting Shares of ATCO. Sentgraf made these purchases for investment purposes. Sentgraf now owns 11,433,624 Class I Non-Voting Shares of ATCO, representing 21.6% of its outstanding Class I Non-Voting Shares.

This Press Release is being issued in compliance with securities regulatory requirements which require disclosure from a controlling shareholder for each 2% increase in its shareholdings. Additional information regarding these purchases by Sentgraf may be obtained from the securities commissions or similar authorities in Canada through the Canadian System for Electronic Document Analysis and Retrieval website at www.sedar.com.

For further information please contact:

S.R. (Susan) Werth
Secretary
Sentgraf Enterprises Ltd.
16th Floor, 909 - 11th Avenue SW
Calgary, AB T2R 1N6
(403) 292-7553

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7909
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

September 12, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549



ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Early Warning Report, Sentgraf Enterprises Ltd., filed September 6, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745



EARLY WARNING REPORT

ALBERTA	Subsections 176(1), 176(2), and 176(3) of the *Securities Act* (Alberta)
BRITISH COLUMBIA	Subsections 111(1) and 111(2) of the *Securities Act* (British Columbia)
MANITOBA	Subsections 92(1) and 92(2) of the *Securities Act* (Manitoba)
NEW BRUNSWICK	Section 126 of the *Securities Act* (New Brunswick)
NEWFOUNDLAND	Subsections 102(1) and 102(2) of the *Securities Act* (Newfoundland)
NOVA SCOTIA	Subsections 107(1) and 107(2) of the *Securities Act* (Nova Scotia)
ONTARIO	Subsections 101(1) and 101(2) of the *Securities Act* (Ontario)
QUEBEC	Sections 147.11 and 147.12 of the *Securities Act* (Quebec)
SASKATCHEWAN	Subsections 110(1) and 110(2) of the *Securities Act*, 1988 (Saskatchewan)

1. Name and address of the offeror:

Sentgraf Enterprises Ltd. ("Sentgraf")
16th Floor, 909 - 11th Avenue SW
Calgary, AB T2R 1N6

2. Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Sentgraf has purchased, through normal course market purchases, 1,060,998 Class I Non-Voting Shares of ATCO Ltd. ("ATCO") since September 3, 1993, which represents an additional 2% of the Class I Non-Voting Shares of ATCO. Sentgraf has ownership over these securities.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

After giving effect to the acquisition described in item 1 above, Sentgraf owns 11,433,624 Class I Non-Voting Shares of ATCO, which represents 21.6% of the Class I Non-Voting Shares of ATCO.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in item #3 over which**

(a) **the offeror, either alone or together with any joint actors, has ownership and control:**

See item 3.

(b) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

Not applicable.

(c) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Not applicable.

5. **Name of the market where the transaction or occurrence that gave rise to the news release took place:**

The Toronto Stock Exchange.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

Sentgraf purchased the Class I Non-Voting Shares of ATCO for investment purposes. Sentgraf may, subject to market conditions, make additional normal course purchases through the facilities of the Toronto Stock Exchange.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Not applicable.

8. Name of any person or company in a transaction acting jointly or in concert with the offeror:

Not applicable.

9. The nature and value of the consideration paid by the offeror:

Not applicable.

10. Description of any change in any material fact set out in a previous report filed in connection with the subject securities:

See items 2 and 3.

DATED at Calgary, Alberta this 6th day of September, 2005.

SENTGRAF ENTERPRISES LTD.

Per: 